Exhibit 12.1
USG Corporation
Ratio of Earnings to Fixed Charges
(dollars in millions)

		Six Months
		ended June 30	Year Ended December 31:
		2007	2006	2005	2004	2003	2002
Earnings:

a.	Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	135	476	(2,349)	509	217	256

Plus:
b.	Fixed charges	69	556	5	5	6	8
c.	Amortization of capitalized interest	—	—	—	—	—	—
d.	Distributed income of equity investees	—	—	—	—	—	—
e.	Our share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Less:
a.	Interest capitalized	(6)	(1)	—	—	—	—
b.	Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
c.	Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total Earnings		198	1,031	(2,344)	514	223	264

Fixed Charges:

a.	Interest expensed and capitalized	69	556	5	5	6	8
b.	Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
c.	Estimated interest within rental expense	—	—	—	—	—	—
d.	Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total Fixed Charges		69	556	5	5	6	8

Ratio of Earnings to Fixed Charges		2.9	1.9	— *	102.8	37.2	33.0

*	As a result of a $3.1 billion pretax provision for asbestos claims, the amount of the coverage deficiency for 2005 was $2.349 billion.